Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF FOURTH QUARTER AND FULL-YEAR 2017 FINANCIAL
RESULTS THURSDAY, FEBRUARY 8, 2018 AT 11:00 AM (ET)

Brookfield News, January 9, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN) announced today that its fourth quarter and full-year 2017 financial results will be released before the market opens on Thursday, February 8, 2018. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, February 8 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, bpy.brookfield.com, before the market open on February 8, 2018.

To participate in the conference call, please dial +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls please dial +1 (478) 219-0399, conference ID: 3365699, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at bpy.brookfield.com.

A replay of this call can be accessed through February 15, 2018 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 3365699. A replay of the webcast will be available on the company’s website.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $265 billion in assets under management.

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Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com